UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 30, 2017

FORUM MERGER CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	001-38053	81-4619427
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

c/o Forum Investors I, LLC 135 East 57th Street, 8th Floor New York, New York		10022
(Address of principal executive offices)		(Zip Code)

Registrant’s telephone number, including area code: (212) 739-7860

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Merger Agreement

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 2.1. Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

The Merger

On November 30, 2017, Forum Merger Corporation, a Delaware corporation (“Forum”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Forum, FMC Merger Subsidiary Corp., a Delaware corporation (“Merger Sub I”) and a wholly-owned subsidiary of Forum, FMC Merger Subsidiary LLC, a Delaware limited liability company (“Merger Sub II,” and together with Merger Sub I, the “Merger Subs”) and a wholly-owned subsidiary of Forum, C1 Investment Corp., a Delaware corporation, (“C1”), and Clearlake Capital Management III, L.P., in the capacity thereunder as the representative for C1’s securityholders (the “Seller Representative”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement.

The Merger Agreement provides for a two-step merger: (i) the merger of Merger Sub I with and into C1 (the “First Merger”), with C1 continuing as the surviving corporation (the “Surviving Corporation”) and as a wholly-owned subsidiary of Forum; and (ii) the merger of the Surviving Corporation with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Business Combination”), with Merger Sub II continuing as the surviving entity (the “Surviving Entity”) in the Second Merger. Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the First Merger (the “Effective Time”): (a) all shares of C1’s Class A Common Stock and Class B Common Stock (the “Company Stock”) issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Total Consideration (as defined below) along with the holders of options to purchase Company Stock (“Company Options”), with each holder of Company Stock and Company Options being entitled to receiving its pro rata share of the Total Consideration; and (b) each outstanding Company Option that is unvested as of the Effective Time will become fully vested and exercisable as of the Effective Time (each such Company Option subject to such accelerated vesting, an “Accelerated Option”) and holders of all Company Options, including Accelerated Options, will receive (x) their pro rata portion of the Merger Consideration (as defined below) minus the per-share exercise price of such Accelerated Option and (y) their pro rata share of the Earnout Payments (as defined below), except that holders of Accelerated Options will only receive their pro rata portion of the Earnout Payments if they continue to be employed on the date that it is paid.

Merger Consideration

The aggregate consideration to be paid pursuant to the Merger Agreement to holders of Company Stock and Company Option (together, the “Company Securityholders”) will be an amount equal to (the “Merger Consideration”): (i) $1,137,000,000, minus (ii) the indebtedness of C1 and its subsidiaries (the “Target Companies”), plus (iii) the cash of the Target Companies, together with the amount of any C1 transaction expenses that are paid prior to the closing of the Business Combination (the “Closing”), and plus (iv) the cash amount paid and indebtedness incurred by the Target Companies for any business acquisitions that they make between the signing of the Merger Agreement and the Closing (the “Net Acquisition Amount”). Additionally, Company Securityholders will have the contingent right to receive additional consideration from Forum based on the performance of Forum and its subsidiaries, including the Surviving Entity, for the calendar years 2018, 2019 and 2020, as described below (the “Earnout Payments” and, together with the Merger Consideration, the “Total Consideration”).

The Merger Consideration will consist of cash and stock. The cash portion of the Merger Consideration (“Cash Consideration”) will include cash from Forum and/or the Target Companies (the “Cash Consideration”) in an amount equal to (A) the total cash and cash equivalents of Forum (the “Forum Cash”), including funds from a concurrent private placement equity investment (the “PIPE Investment”) expected to be consummated at the Closing and the remaining funds in the Trust Account, after giving effect to the redemption by Forum of its shares of Class A Common Stock (“Forum Common Shares”) from its public stockholders (the “Redemption”), plus (B) the cash of the Target Companies to the extent that they are permitted to be distributed pursuant to the existing credit facilities of the Target Companies (“Permitted Cash”), minus (C) $25,000,000. The stock portion of the Merger Consideration will include a number of Forum Common Shares, valued at a price per share equal to the price paid to holders of Forum Common Shares in the Redemption (the “Redemption Price”), determined by subtracting the Cash Consideration and the Deferred Payment from the Merger Consideration (the “Stock Consideration” and, together with the Cash Consideration and the Earnout Payments, the “Total Consideration”). There will also be a deferred cash payment of $12,000,000 after the Closing (the “Deferred Payment”) in connection with a portion of the PIPE Investment that will close after the Business Combination. Notwithstanding the foregoing, Seller Representative, in its sole discretion, may increase the Stock Consideration and reduce the Cash Consideration to ensure the Company Securityholders collectively own at least 50.1% of the issued and outstanding Forum Common Shares upon consummation of the Merger.

The Merger Consideration will be paid at the Closing based on estimates and will be subject to a post-closing adjustment, except that if the adjustment in either direction is less than $2,000,000, no adjustment or payments will be made. Any such true-up adjustments will be paid by delivery of Forum Common Shares valued at the Redemption Price, with Forum delivering additional shares to Company Securityholders if the finally determined Merger Consideration is higher than the estimated Merger Consideration delivered at closing, and the Company Securityholders forfeiting Forum Common Shares on a pro rata basis if the finally determined Merger Consideration is less than the estimated Merger Consideration delivered at closing.

Following the consummation of the Business Combination, subject to certain terms and conditions set forth in the Merger Agreement, C1 Stockholders will have the contingent right to receive the Earnout Payments from Forum in connection with the calendar years 2018, 2019 and 2020 (each such calendar year, an “Earnout Year” and such three-year calendar period, the “Earnout Period”). EBITDA will be measured each fiscal quarter after the Closing during the Earnout Period (each, a “Measurement Date”) on a trailing four quarter basis, and will be calculated as defined in the existing credit facilities of the Target Companies. Such definition of EBITDA is based on the consolidated earnings before interest, taxes, depreciation and amortization, and makes certain normalization and other modifications and adjustments thereto, including to treat any business acquisitions on a pro forma basis for the trailing twelve month period.

In the event that (i) the trailing four quarter EBITDA as of the end of any fiscal quarter after the Closing within calendar year 2018 exceeds $144,000,000 (the “2018 Target”), (ii) the trailing four quarter EBITDA as of the end of any fiscal quarter within calendar year 2019 exceeds $155,000,000 (the “2019 Target”), or (iii) the trailing four quarter EBITDA as of the end of any fiscal quarter within calendar year 2019 exceeds $165,000,000 (the “2020 Target” and together with the 2018 Target and 2019 Target, the “Earnout Targets”), then for each Earnout Target that is achieved as of a given Measurement Date, the Company Securityholders shall receive additional consideration (a “Regular Earnout Payment”) of (A) 3,300,000 Forum Common Shares (an “Earnout Stock Payment”) and (B) cash in an amount equal to $33,000,000 (an “Earnout Cash Payment”).

In the event an Earnout Target is not met in the applicable Earnout Year, but the Earnout Target is achieved for a subsequent Earnout Year, the Company Securityholders will be entitled to receive the Regular Earnout Payments for any Earnout Years in which the Earnout Target was not previously achieved, payable at the same time as the Regular Earnout Payment such Earnout Year (each such payment, a “Catchup Earnout Payment”). In the event an Earnout Target for a future Earnout Year is achieved in the current Earnout Year, then the Company Securityholders will be entitled to receive in addition to and at the same time as the Regular Earnout Payment for the current Earnout Year, the Regular Earnout Payment for such future Earnout Year (each such payment, an “Accelerated Earnout Payment”). In the event that there is a Change of Control (as defined in the Merger Agreement) during the Earnout Period, then any Regular Earnout Payments that have not previously been paid (whether or not earned) shall be deemed earned and due to the Company Securityholders upon such Change of Control (such payment, a “Change of Control Earnout Payment” and collectively with the Regular Earnout Payments, Catchup Earnout Payments and Accelerated Earnout Payments, the “Earnout Payments”). In any event, the Company Securityholders will not be entitled to receive more than one Earnout Payment attributable to each Earnout Year.

If at the time any Earnout Payment is due, such Earnout Payment exceeds either (a) the amount of cash available for distribution pursuant to the credit facilities of the Target Companies or (b) the amount of cash that can be paid without causing the ratio of the consolidated debt of the Target Companies to EBITDA to exceed 4.5 to 1, then the amount of the cash consideration will be reduced to an amount of cash that can be paid without exceeding such limits and any shortfall (the “Earnout Cash Payment Shortfall”) will at the option of the Seller Representative either (i) be paid by delivery of an additional number of Forum Common Shares determined based on the trailing 20 trading day volume-weighted average price as of the end of the Measurement Date on which the Earnout Payment was achieved (the “Earnout Cash Payment Shortfall Shares”) or (ii) defer the payment of the Earnout Cash Payment Shortfall until the following Measurement Date. If the Earnout Cash Payment Shortfall is deferred, then the Seller Representative will have the option on each succeeding Measurement Date until the end of the Earnout Period to elect to be paid the Earnout Cash Payment Shortfall Shares in full satisfaction of the Earnout Cash Payment Shortfall or to continue to defer payment of the Earnout Cash Payment Shortfall. At the end of the Earnout Period, any remaining Earnout Cash Payment Shortfall shall automatically be converted into the Earnout Cash Payment Shortfall Shares.

Notwithstanding the above provisions, each Earnout Payment otherwise payable to the Company Securityholders will be reduced by the amount of the Sponsor Earnout Shares (as more fully described below) that become vested in connection with an Earnout Payment by directly reducing each Earnout Stock Payment by the amount of the Sponsor Earnout Shares that have become vested.

Representations and Warranties

The Merger Agreement contains customary representations and warranties by each of Forum, C1 and the Merger Subs. Many of the C1 representations and warranties are qualified by materiality or Material Adverse Effect. “Material Adverse Effect” as used in the Merger Agreement means with respect to any party, any fact, event, occurrence, change or effect that has had or reasonably expected to have a material adverse effect to the business, assets, liabilities, results of operations or condition (financial or otherwise) of such party and its subsidiaries, taken as a whole, or the ability of such party or any of its subsidiaries on a timely basis to consummate the transactions contemplated by the Merger Agreement or the ancillary documents to which it is a party or bound or to perform its obligations thereunder, in each case subject to certain customary exceptions. Certain of the representations are subject to specified exceptions and qualifications contained in the Merger Agreement or in information provided pursuant to certain disclosure schedules to the Merger Agreement.

The representations and warranties made by the parties do not survive the Closing and there are no indemnification rights for another party’s breach.

Covenants of the Parties

Each party agreed in the Merger Agreement to use their commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms.

The parties also agreed to take all necessary actions so that the board of directors of Forum as of the Closing will consist of ten individuals. Two of the directors will be appointed by Forum prior to the Closing, both of which will be independent directors, and eight of the directors will be appointed by C1 prior to the Closing, at least three of whom will be independent. The executive officers of C1 are expected to remain with the company following the Closing.

Following the Closing, the combined company will adopt a dividend policy to use its commercially reasonable efforts to declare and pay a dividend in such amount as to provide an annual dividend yield of at least 1%, subject to the determination by the board of directors (i) that such dividend payment is permitted by applicable law and (ii) that the combined company, on a consolidated basis, has a sufficient amount of unrestricted cash to make such dividend payment and still satisfy their respective existing liabilities and have sufficient reserves for future contingencies or future needs of the business.

In addition, following the Closing, a registration statement will be filed by the combined company to register the resale of the Forum Common Shares acquired in the PIPE Investment and the securities of any holder of Forum Common Shares that has registration rights with respect thereto prior to the Closing within 30 days after the Closing and use its reasonable best efforts to cause such registration statement to be declared effective as promptly as practicable thereafter.

Conditions to Consummation of the Business Combination

The consummation of the Business Combination is subject to various conditions, including the following mutual conditions of the parties unless waived: (i) the approval of the Merger Agreement by the requisite vote of Forum’s stockholders and C1’s stockholders; (ii) expiration of the applicable waiting period under any antitrust laws, including the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; (iii) receipt of requisite regulatory approval, (iv) no law or order preventing or prohibiting the closing of the Business Combination; (v) net tangible assets of $5,000,001 as of the Closing, after giving effect to the completion of the Redemption and the PIPE Investment; the election of directors in accordance with the Merger Agreement and (viii) the effectiveness of the Registration Statement.

In addition, unless waived by C1, the obligation of C1 to consummate the Business Combination is subject to the fulfillment of certain closing conditions, including but not limited to the following:

•	The representations and warranties of Forum being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect with respect to Forum);

•	Forum and the Merger Subs having performed in all material respects its obligations under the Merger Agreement;

•	Absence of any Material Adverse Effect with respect to Forum since the date of the Merger Agreement which is continuing and uncured;

•	Forum Cash being equal to no less than $125,000,000;

•	The Forum Common Shares to be issued in the Business Combination having been approved for listing on Nasdaq Stock Market;

•	Delivery of certificate of good standing of Forum and Forum’s officer and secretary certificates certifying compliance with certain obligations under the Merger Agreement;

•	Filing of the second amended and restated certificate of incorporation of Forum; and

•	Company having received a copy of duly executed registration rights agreements and lock-up agreements by Forum.

Unless waived by Forum, the obligation of Forum and the Merger Subs to consummate the Business Combination is subject to the satisfaction of the following conditions:

•	The representations and warranties of C1 being true and correct as of the date of the Merger Agreement and as of the Closing (subject to Material Adverse Effect with respect to any Target Company);

•	C1 having performed in all material respects its obligations under the Merger Agreement;

•	Absence of any Material Adverse Effect with respect to any Target Company since the date of the Merger Agreement which is continuing and uncured;

•	Receipt of a comfort letter from C1’s independent accountant auditing firm with respect to the financial statements of any of the Target Companies included as part of this Registration Statement (directly or as part of any pro forma financial statements included therein) at the time of the effectiveness of the Registration Statement and as of the Closing Date;

•	Delivery of certificates of good standing for each Target Company and C1’s officer and secretary certificates certifying compliance with certain obligations under the Merger Agreement;

•	Forum having received a copy of duly executed registration rights agreements and lock-up agreements by each Company Securityholder, and a duly executed option cancellation agreement from each holder of a Company Option;

•	Forum having received a duly executed corporate legal opinion from C1’s counsel;

•	Forum having received evidence that C1 shall have accelerated all Company Options and terminated, extinguished and cancelled in full any issued or outstanding Company Convertible Securities or commitments therefor; and

•	Forum having received evidence that certain contracts involving the Target Companies and/or Company Securityholders shall have been terminated with no further obligation or liability of the Target Companies thereunder.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

•	by mutual consent of C1 and Forum;

•	by either Forum or C1 if any of the conditions to the Closing have not been satisfied or waived by March 31, 2018 (the “Outside Date”), provided that this termination right shall not be available to (i) Forum if the breach or violation by Forum or its affiliates of any representation, warranty, covenant or obligation under the Merger Agreement was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date or (ii) C1 if any action or omission by a Target Company or its affiliates (including any acquisitions that individually or in the aggregate would require the preparation of pro forma financial statements pursuant to Regulation S-X) was the cause of, or resulted in, the failure of the Closing to occur on or before the Outside Date;

•	by either Forum or C1 if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable

•	by either Forum or C1 if there has been a material breach by the other party of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, such that the related closing condition would not be met, and such breach is not cured within the earlier of (i) 20 days the non-breaching party receives notices of such breach or (ii) by the Outside Date,

•	by Forum if there has been a Material Adverse Effect on C1 or its subsidiaries, which is uncured and continuing within 20 days after written notice provided by Forum;

•	by either Forum or C1 if approval for the Mergers and the other matters submitted for Forum stockholder approval in the proxy statement contained in the Registration Statement are not obtained in the Forum stockholder meeting; and

•	by either Forum or C1 if the approval of the matters submitted to C1’s stockholders at its special meeting of stockholders are not obtained.

If the Merger Agreement is terminated, all further obligations of the parties under the Merger Agreement will terminate and will be of no further force and effect (except that certain obligations related to public announcements, confidentiality, termination and termination fees, waiver against trust, and certain general provisions will continue in effect), and no party will have any further liability to any other party thereto except for liability for any fraud claims or willful breach of the Merger Agreement prior to such termination.

In the event that the Merger Agreement is terminated by C1 due to Forum’s breach of its representations and warranties regarding the PIPE Investment or the Trust Account or its covenants with respect to the PIPE Investment, then Forum shall pay to C1 a termination fee in the amount of $2,500,000 (the “Termination Fee”), payable by Forum upon the earlier of Forum’s completion of its initial business combination with another person or entity thereafter or the dissolution and liquidation of Forum (solely to the extent of funds outside of the Trust Account after payment of the amounts owed to Forum public stockholders with respect to their Forum Common Shares in connection with such dissolution and liquidation).

Trust Account Waiver

C1 agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Forum’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

Private Placement

Forum entered into subscription agreements with the investors named therein (the “PIPE Investors”), pursuant to which Forum agreed to issue and sell to the PIPE Investors One Hundred Forty-Three Million Six Hundred Seventy-Five Thousand Dollars ($143,675,000) of Forum Common Shares immediately prior to closing of the Merger (except for the portion relating to the Deferred Payment) (the “PIPE Investment”).

The PIPE Investment is conditioned on the concurrent closing of the Business Combination and other customary closing conditions. The proceeds from the PIPE Investment will be used to fund a portion of the cash consideration for the Business Combination. The form of the subscription agreement is attached as Exhibit 10.1 hereto, and is incorporated herein by reference.

Related Agreements

Registration Rights Agreement

At the Closing, Forum, Forum Investors I, LLC, a Delaware limited liability company (the “Sponsor”), and certain Company Securityholders will enter into an amended and restated registration rights agreement, in substantially the form attached to the Merger Agreement (the “Registration Rights Agreement”), amending and restating the registration rights agreement entered into by the Sponsor and Forum at the time of Forum’s initial public offering. Under the Registration Rights Agreement, the Company Securityholders party thereto will hold registration rights that obligate Forum to register all or any portion of the Forum Common Shares issued as merger consideration under the Merger Agreement and the Sponsor will hold similar registration rights with respect to its Forum common stock and common stock underlying its Forum warrants. Holders of a majority-in-interest of all such registrable securities will be entitled to certain demand registration rights, as well as the right to registered the resale of their registrable securities on Form S-3 if eligible, and each holder of registrable securities will have “piggyback” registration rights.

Voting Agreement

Simultaneously with the execution of the Merger Agreement, Forum and C1 entered into a voting agreement (the “Voting Agreement”) with C1’s largest stockholder, Clearlake Capital Partners III (Master), L.P. (“Clearlake”), which owns a majority of C1’s outstanding capital stock as of the date hereof. Pursuant to the Voting Agreement, Clearlake agreed, among other things, to vote all of its shares of Company Stock in favor of the Merger Agreement and related transactions and to otherwise take certain other actions in support of the Merger Agreement and related transactions. The Voting Agreement prevents transfers of the Company Stock held by Clearlake between the date of the Voting Agreement and the date of the special meeting of the Company’s stockholders to approve the Business Combination.

Sponsor Earnout Letter and Amendment to Escrow Agreement

In accordance with the letter agreement entered into on November 30, 2017 (the “Sponsor Earnout Letter”), by and among Forum Investors I, LLC, a Delaware limited liability company (the “Sponsor”), Forum, C1 and Seller Representative, the Sponsor has agreed that effective upon the Closing, with respect to the 4,312,500 shares of Class F Common Stock (the “Forum Founder Shares”) owned by the Sponsor, the Sponsor will (a) forfeit 1,078,125 of the Forum Founder Shares and (b) subject 2,156,250 of the Forum Founder Shares (the “Sponsor Earnout Shares”) to potential forfeiture in the event that the Earnout Payments are not achieved by Company Securityholders. Subject to certain limited exceptions, the Sponsor Earnout Shares will be subject to lock-up from the Closing until 180 days thereafter; provided that if the volume-weighted average price of Forum Common Shares for 15 trading days is at least $12.50 per share, then 25% of the Sponsor Earnout Shares will be released from escrow immediately (but still subject to the vesting requirements under the Sponsor Earnout Letter)

The Sponsor also agreed in the Sponsor Earnout Letter, on behalf of itself and its members and affiliates, to waive any rights that it has under Forum’s amended and restated certificate of incorporation to the adjustment to the conversion ratio of the Forum Founder Shares in connection with the PIPE Investment.

In consideration of the agreements by the Sponsor under the Sponsor Earnout Letter, the remaining 1,078,125 Forum Founder Shares will be released from escrow and no longer be subject to any lock-up restrictions effective as of the Closing. Forum will seek shareholder approval for the transactions contemplated by the Sponsor Earnout Letter in connection with the Business Combination.

Lock-Up Agreements

At the Closing, each Company Securityholder will enter into a Lock-Up Agreement with Forum, and agree that, subject to certain limited exceptions, from the Closing until 180 days thereafter, such Company Securityholder shall be subject to the lock-up restriction contained therein. However, if the volume-weighted average price of Forum Common Shares for 15 trading days is at least $12.50 per share, then the Lock-Up Period for 25% of the securities covered by the Lock-Up Agreement that are then held by the Company Securityholder will immediately expire thereafter.

The foregoing description of the form of subscription agreement for the PIPE Investment, the Registration Rights Agreement, the Voting Agreement, the Sponsor Earnout Letter and the Lock-up Agreement are qualified in their entirety by reference to the complete text of the form of subscription agreement, the Registration Rights Agreement, the Voting Agreement, the Sponsor Earnout Letter and the Lock-up Agreement, a copy of which is filed hereto as Exhibits 4.1, 10.1, 10.2, 10.3 and 10.4, respectively.

Item 3.02	Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “Private Placement” in Item 1.01 of this Current Report is incorporated by reference into this Item 3.02. The Forum Common Shares issued in the PIPE Investment will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01	Regulation FD Disclosure.

On December 1, 2017, Forum issued a press release announcing the execution of the Merger Agreement. The press release is attached hereto as Exhibit 99.1.

Attached as Exhibit 99.2 hereto is the investor presentation that will be used by Forum.

The foregoing (including Exhibits 99.1 and 99.2) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Additional Information

In connection with the proposed transaction, Forum has filed a Registration Statement on Form S-4, which includes a preliminary proxy statement/prospectus of Forum. Forum will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. Investors and security holders of Forum are advised to read the preliminary proxy statement, and amendments thereto, and the definitive proxy statement in connection with Forum’s solicitation of proxies for its special meeting of stockholders to be held to approve the proposed transaction because the proxy statement/prospectus will contain important information about the proposed transaction and the parties to the proposed transaction. The definitive proxy statement/prospectus will be mailed to stockholders of Forum as of a record date to be established for voting on the proposed transaction. Stockholders will also be able to obtain copies of the Registration Statement and proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov or by directing a request to: Forum Merger Corporation, c/o Forum Investors I, LLC, 135 East 57th Street, 8th Floor, New York, New York.

Participants in the Solicitation

Forum, the Sponsor, C1 and Clearlake and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Forum’s stockholders in connection with the proposed transaction. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of Forum’s directors and officers in Forum’s filings with the SEC, including Forum’s Registration Statement, which was filed with the SEC on March 21, 2017, and Forum’s Quarterly Report on Form 10-Q, which was filed with the SEC on November 13, 2017, and such information will also be in the Registration Statement filed with the SEC by December 1, 2017, which will include the proxy statement/prospectus of Forum for the proposed transaction.

Forward Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Forum’s industry, future events, the proposed transaction between the Parties, the estimated or anticipated future results and benefits of the combined company following the transaction, including the likelihood and ability of the parties to successfully consummate the proposed transaction, future opportunities for the combined company, and other statements that are not historical facts. These statements are based on the current expectations of Forum’s management and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Forum’s businesses and the transaction, and actual results may differ materially. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the proposed Business Combination contemplated thereby; (2) the inability to complete the transactions contemplated by the Merger Agreement due to the failure to obtain approval of the stockholders of Forum or other conditions to closing in the Merger Agreement; (3) the inability to meet the minimum cash requirements of the Merger Agreement due to the inability to consummate the PIPE Investment or the amount of cash available following any redemptions by Forum stockholders; (4) the ability to meet NASDAQ’s listing standards following the consummation of the transaction contemplated by the Merger Agreement; (5) the risk that the proposed transaction disrupts current plans and operations of C1 as a result of the announcement and consummation of the transaction described herein; (6) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (7) costs related to the proposed Business combination; (8) changes in applicable laws or regulations; (9) the possibility that C1 may be adversely affected by other economic, business, and/or competitive factors; (10) C1’s ability to identify and integrate acquisition; and (11) other risks and uncertainties indicated from time to time in the final prospectus of Forum, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by Forum. There may be additional risks that Forum presently does not know or that Forum currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements provide Forum’s expectations, plans or forecasts of future events and views as of the date of this communication. Forum anticipates that subsequent events and developments will cause Forum’s assessments to change. However, while Forum may elect to update these forward-looking statements at some point in the future, Forum specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing Forum’s assessments as of any date subsequent to the date of this communication.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

2.1†	Agreement and Plan of Merger, dated as of November 30, 2017, by and among Forum, Merger Subs, Seller Representative, and C1

4.1	Form of Registration Rights Agreement

10.1	Form of Subscription Agreement

10.2	Voting Agreement, dated November 30, 2017

10.3	Sponsor Earnout Letter and Amendment to Escrow Agreement, dated November 30, 2017, by and among the Sponsor, Forum, C1, and the Seller Representative

10.4	Form of Lock-up Agreement

99.1	Press Release dated as of December 1, 2017.

99.2	Investor Presentation, dated as of December 1, 2017.

†	Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 1, 2017

FORUM MERGER CORPORATION

/s/ David Boris
Name:	David Boris
Title:	Co-Chief Executive Officer, Chief Financial Officer
(Principal Financial and Accounting Officer)